September 1, 2006

Michael Moran
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561

Re:	Maine & Maritimes Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 24, 2006

File Number 333-103749

Dear Mr. Moran,

We are in receipt of your letter addressed to Maine & Maritimes Corporation (the “Company”) dated August 18, 2006. We are providing the following information in response to each of the comments and questions in your letter.

Form 10-K for the year ending December 31, 2005
Note 5. Investments in Associated Companies, page 70

1.    We note your response to comment 5 in our letter dated April 28, 2006. In future filings, please include your rationale for accounting for these entities under the equity method in Note 5. See paragraph 20.a, footnote 13, of APB 18.

We agree to include our rationale for accounting for these entities under the equity method in our future filings.

2.    Please refer to comment 6 in our letter dated April 28, 2006. The disclosures required by APB 18 and Rule 4-08(g) of Regulation S-X in your annual audited financial statements should be audited. Please revise to remove the “unaudited” label from the summarized financial information.

We have removed the “unaudited” label from the summarized financial information in the amended Form 10-K. We expect the amended Form 10-K to be filed no later than September 15, 2006. Please refer to page 70 of our amended Form 10-K.

3.    Reference is made to your equity investments for which you have provided unaudited summarized financial information. You may omit audited summarized financial information when separate financial statements are provided of the equity investments not consolidated. See SAB Topic 6.K.4.b. Please tell us how you determined separate audited financial statements under Rule 3-09 of Regulation S-X were not required. Please include your calculations for each test in your response.

Under Rule 3.09(a) of Regulation S-X, for companies owned 50% or less by the registrant, separate financial statements must be filed if the investment meets the first or third conditions under Rule 1.02(w), after substituting 20% for 10% in the tests. The conditions and tests performed are as follows:

		Maine Yankee	MEPCO	Maricor Ashford
Test 1:
The registrant's and its other subsidiaries' investments in and advances to the subsidiary exceed 20 percent of the total assets of the registrant and its subsidiaries, consolidated as of the end of the most recent fiscal year.

	Investment in Subsidiary	1,443,000	506,000	46,000
	Total Assets	157,775,000	157,775,000	157,775,000

	Percentage	0.91%	0.32%	0.03%

Test 3:
The registrant's and its other subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20 percent of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year.

	Equity in Income (Loss)	104,000	77,000	(52,000)
	Adjusted NI of Registrant	6,423,500	6,423,500	6,423,500

	Percentage	1.62%	1.20%	-0.81%

Based on these calculations, none of the equity investments referenced in Note 5 meet the 20% thresholds that would require separate financial statements to be filed.

Note that under Condition 3, the net income from continuing operations before income taxes, extraordinary items and the cumulative effect of changes in accounting principle (shown as “Adjusted NI of Registrant”) is the five-year average of this net income, excluding the loss incurred in 2005, in accordance with Computational Note 2 of Rule 1.02(w).

Note 6.   Short-Term Credit Arrangements, page 72
Note 8.   Long-Term Debt, page 75

4.    Please refer to Comment 9 in our letter dated April 28, 2006. Please advise us why the schedule is not required and include your calculations of restricted net assets in your response or revise to provide Schedule I as required by Rule 5-04 of Regulation S-X.

Please see the following table for the calculation of restricted net assets as of December 31, 2005.

	Regulated	Unregulated
	Electric Utility	Energy Services	Software Technology	Real Estate	Other	Total Net Assets
Total Net Assets	41,653,000	(913,000)	846,000	35,000	6,164,000	47,785,000
Unrestricted Net Assets	196,000	(913,000)	846,000	35,000	6,164,000	6,328,000
Restricted Net Assets	41,457,000	-	-	-	-	41,457,000

Percentage of Restricted Net Assets of Consolidated Subsidiaries						86.76%

We will provide Schedule I in our amended Form 10-K, expected to be filed no later than September 15, 2006.

Note 10. Benefit Programs, page 78

5.    Please refer to comment 11 in our letter dated April 28, 2006. Please disclose the basis you used to determine the rate of return on plan assets. See SFAS 132(R), paragraph 5.d.(3).

We will add this disclosure to our amended 2005 Form 10-K, expected to be filed no later than September 15, 2006. Please refer to page 81 for this disclosure.

Exhibits 31.1 and 31.2

6.    We note your response to comments 13 and 14. We continue to believe that an amendment to your Form 10-K is required to comply with the revised guidance.

We will amend our 2005 Form 10-K to comply with the revised guidance.

In connection with this response to your comments, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Patrick C. Cannon, Maine & Maritimes Corporation’s General Counsel at (207) 760-2422 should you have any additional questions or comments.

Respectfully,

MAINE & MARITIMES CORPORATION

Michael I. Williams
Senior Vice President, Chief Financial Officer and Interim Chief Operating Officer